Sub-Item 77Q2

Nuveen Pennsylvania Dividend Advantage Municipal
Fund
333-53298
811-09457

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the officer listed below was filed late on March 17, 2004, accession number 0001189642-04-
000285.

There are no greater than ten-percent
shareholders of the Fund.


OFFICERS:

Daniel S. Solender